

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2022

James A. J. Nickolas
Senior Vice President and Chief Financial Officer
Martin Marietta Materials Inc.
2710 Wycliff Road
Raleigh, North Carolina

> **Re: Martin Marietta Materials Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 22, 2022**
> **File No. 001-12744**

Dear Mr. Nickolas:

      We have reviewed your July 11, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 27, 2022 letter.

Form 10-K

Properties, page 27

1.   We note your response to comment 1 that the 2021 January through December regional average selling price is a reasonable and justifiable price to estimate your Company's mineral reserves and mineral resources. Your resource/reserve estimates may not be compliant as the qualified persons estimating your resources and reserve must disclose the prices used to prepare their estimates establishing economic viability within the prescribed accuracy limits for each of your properties. This may require your 267 technical report summaries to have a cash flow analysis prepared for each of your properties after the fiscal year end, which may not be possible or allow for timely periodic filings. For your information, many other companies use a historic average based on the previous year or multiple years. Please revise your disclosure to disclose how you determined your

reasonable and justifiable prices and specify the timeframe of your reserve/resource prices. See Item 1302(e)(3) and Item 1302(e)(4) of Regulation S-K.

 You may contact Ken Schuler, Mine Engineer, at (202)551-3718 or Craig Arakawa, Accounting Branch Chief, at (202)551-3650 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation